

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2017

<u>**Via E-Mail**</u>

John Rafferty, Esq.
Morrison & Forster
425 Market Street
San Francisco, CA 94105

> Re: **Pendrell Corporation**
> **Amended Schedule 13E-3**
> **Filed April 28, 2017**
> **File No. 005-81926**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2017**
> **File No. 001-33008**

Dear Mr. Rafferty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule 13E-3**</u>

1. We note that Mr. McCaw and entities affiliated with him, as applicable, serves as a director and controls approximately 67% of the voting power of the company's equity. Please advise us why Mr. McCaw and his affiliated entities have not also been identified as filing persons in the Schedule 13E-3.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any

filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. <u>See</u> Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3 in his individual capacity.

3. We note disclosure of the acquisition of more than 10% of the shares from Crusader. We also note your initial filing of Schedule 13E-3 in which you described a plan to conduct an open market acquisition program of shares and the purchase from Crusader. It appears that both of those transactions were planned after a decision to effect the going private reverse stock split was made. Please tell us why the acquisition from Crusader is not a first step in a series of transactions subject to Rule 13e-3. We may have further comment.

4. We note that you incorporated by reference certain financial information under Item 13 of Schedule 13E-3 and that you determined the pro forma financial information is not applicable. We believe the pro forma financial information is material to the informed voting decision of shareholders. Thus, please include this disclosure. Additionally, include the summary financial information required by Item 1010(c) of Regulation M-A in the document delivered to security holders.

<u>Proxy Statement</u>

5. Revise your proxy statement to comply with the requirements of Rule 13e-3(e). Be sure to include at Summary Term Sheet complying with Item 1001 of Regulation M-A and which addresses the going private transaction as well as a Special Factors section immediately following the Summary Term Sheet.

6. Provide the information required by Item 1002(b), (c) and (e) and Item 1004(b) of Regulation M-A in the proxy statement to be delivered to shareholders.

<u>Voting Securities and Principal Holders, page 6</u>

7. Please add a column to the table to show the number of shares and percent of class after the reverse split.

8. Please revise your disclosure to avoid disclaimers of beneficial ownership that reference pecuniary interests. Section 13(d) and Regulation 13D do not define beneficial ownership on the basis of pecuniary interests.

Proposal 4

9.   We note that the consideration to be paid for fractional shares is the greater of $6.55 per share or the average closing price of your stock at a future, unknown date. Please tell us how shareholders will be able to make an informed voting decision without knowing the specific amount of consideration. Be sure to address the ability to make a voting decision both by shareholders who will be cashed out and those who will not be cashed out.

10.   Revise the last paragraph to revise the language that suggests there is doubt as to whether the reverse stock split is subject to Rule 13e-3. Your filing of the Schedule 13E-3 removes such doubt.

Special Factors Regarding Proposal 4

11.   Provide the disclosure required by instruction 3 to Item 1013 of Regulation M-A.

Board deliberations, page 43

12.   Please describe the duties of the Special Committee, the scope of its authority, its members, the period during which it served and the remuneration of its members.

13.   Revise this section to describe each meeting that the Special Committee and board held relating to the going private transactions and the matters discussed at each meeting, whether in person or otherwise.

14.   Refer to the first paragraph on page 44. You reference "numerous factors" considered by the Special Committee and board and go on to disclose a portion of those factors. You have similar disclosure under the captions "Advantages of the Reverse Stock Split" and "Disadvantages of the Reverse Stock Split." Please revise your disclosure to ensure that you disclose all material factors considered.

Alternatives Considered, page 47

15.   Your disclosure refers to considerations made by your board. Please tell us, with a view toward revised disclosure, whether the Special Committee considered any alternative transactions.

16.   Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated stockholders to retain an ownership interest in your company while still sufficiently reducing the total number of stockholders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

17.   We note that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private

transaction. That is, how did the Special Committee and/or board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

Fairness of the Reverse Stock Split, page 48

18.   With a view toward revised disclosure, tell us how the Special Committee and/or board were able to make a fairness determination given that the consideration paid to chased out shareholders is unknown.

19.   Revise this section to ensure that you address the fairness to both unaffiliated security holders being cashed out and those not being cashed out.

20.   Provide the disclosure required by Item 1014 of Regulation M-A and the instructions therefor. We may have further comment.

21.   Provide the disclosure required by Item 1015(a) of Regulation M-A.

Exchange of Stock Certificates, page 50

22.   Please disclose the approximate length of time between the effective date of the reverse stock split and the date on which security holders would receive their cash payments for fractional shares.

Material United States Federal Income Tax Considerations, page 51

23.   Disclose the tax consequences to shareholders who are cashed out.

Sources of Funds and Expenses, page 51

24.   Provide the disclosure required by Item 1007 of Regulation M-A.

Forms of Proxy Cards

25.   With a view toward revisions, please tell us why you have included two proxy cards.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions